FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Shannon Ross

(Signature)

Shannon Ross, Corporate Secretary

Date:  October 7, 2009

Item:

1. News Release dated September 9, 2009 - Cream Announces New Smartstox interview with the President of Cream
2. News Release dated September 10, 2009 - Roca Announces Extensive Drilling Plans at Cream Minerals' Nuevo Milenio project;
3. News Release dated September 14, 2009 - Cream Minerals Featured by CEO Clips Airing on BNN
4. Form of Proxy for Annual general Meeting to be held on October 23, 2009
5. Management information circular - English
6. Notice of meeting - English
7. Voting Information Form - Cream Annual General Meeting
8. Request for annual and interim reports for fiscal 2010